Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Khosla Ventures Acquisition Co. II Expected to Close Business Combination with Nextdoor, Inc. on November 5, 2021

Significant Updates:

•	Khosla Ventures Acquisition Co. II (KVSB) expects all closing conditions to be met to complete its business combination, subject to stockholder approval

•	A Special Meeting of KVSB Stockholders is scheduled to be held on November 2, 2021 at 11:00 a.m. ET; the business combination is expected to close on November 5, 2021, subject to final vote

•	Gross proceeds of at least $633 million from fully committed $270 million PIPE and $363.3 million of cash held in trust (assuming no redemption elections are withdrawn)

•

Redeeming stockholders may elect to withdraw their redemption rights by contacting Continental Stock Transfer & Trust Company by 5:00 p.m. Eastern Time on Thursday, November 4, 2021 (withdrawal deadline)

MENLO PARK, CA, November 1, 2021 — Khosla Ventures Acquisition Co. II (“KVSB”) (Nasdaq:KVSB), a special purpose acquisition company, today announced that it expects all conditions to be met, including minimum cash proceeds, subject to stockholder approval, to complete its previously announced business combination with Nextdoor, Inc. (“Nextdoor”), the neighborhood network.

The transaction is expected to raise at least $363.3 million from KVSB trust proceeds (after giving effect to preliminary redemption elections, which may be withdrawn, representing approximately 13% of the trust account), and $270 million from a fully committed common stock private placement (PIPE), resulting in total gross proceeds of at least $633.3 million. KVSB shares closed at $10.23 per share on October 29, 2021, and stockholders who elected to redeem will receive approximately $10.00 per share.

“Nextdoor has become synonymous with neighborhood community,” said Samir Kaul, Chief Executive Officer of KVSB. “Sarah and her team have demonstrated strong financial growth coupled with constant innovation, and we are committed to the long-term success of this company as it becomes a global brand.”

“Given the tremendous opportunity that lies ahead for Nextdoor and the exciting and rich product roadmap that we’ve built out, our plan is to remain in investment mode for the next several years,” said Nextdoor CEO Sarah Friar. “We believe that our expected listing on the NYSE will provide the funding necessary to accelerate the growth of our platform and our ability to lead in cultivating hyperlocal communities where neighbors turn daily to receive trusted information, give and get help, and build real-world connections.”

KVSB also announced today that the deadline for stockholders to withdraw any election to have their shares redeemed in connection with the Business Combination will be 5:00 p.m. Eastern Time on Thursday, November 4, 2021. Stockholders who wish to withdraw a redemption request should contact KVSB’s transfer agent, Continental Stock Transfer & Trust Company, by email at mzimkind@continentalstock.com.

Upon completion of the business combination, KVSB will change its name to “Nextdoor Holdings, Inc.” Following the consummation of the business combination, Nextdoor Holdings Inc.’s shares are expected to trade on the New York Stock Exchange under the ticker symbol “KIND.”

The special meeting of KVSB stockholders (the “Special Meeting”) is scheduled to occur at 11:00 a.m. Eastern Time, on November 2, 2021 and will be held exclusively in a virtual format. Additional details regarding the proposals and the Special Meeting are available in the definitive proxy statement/prospectus relating to the Special Meeting. Stockholders can view KVSB’s definitive proxy statement/prospectus at the link here. Subject to stockholder approval and satisfaction or waiver of all closing conditions, KVSB and Nextdoor expect to close the business combination on November 5, 2021.

About Nextdoor, Inc.

Nextdoor is where you connect to the neighborhoods that matter to you so you can belong. Our purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. Neighbors around the world turn to Nextdoor daily to receive trusted information, give and get help, get things done, and build real-world connections with those nearby — neighbors, businesses, and public services. Today, neighbors rely on Nextdoor in more than 280,000 neighborhoods across 11 countries. In the U.S., nearly 1 in 3 households uses the network. Nextdoor is based in San Francisco. For additional information and images: nextdoor.com/newsroom.

About KVSB

KVSB is a special purpose acquisition company sponsored by affiliates of Khosla Ventures. Khosla Ventures manages a series of venture capital funds that make early-stage venture capital investments and provide strategic advice to entrepreneurs building companies with lasting significance. The firm was founded in 2004 by Vinod Khosla, co-founder of Sun Microsystems. Khosla Ventures has over $14 billion dollars of assets under management and focuses on a broad range of sectors including artificial intelligence, agriculture/food, consumer, enterprise, financial services, health, space, sustainable energy, robotics, VR/AR and 3D printing. Collectively, Khosla Ventures portfolio of investments has created nearly half a trillion dollars in market value.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB has filed, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus was sent to all KVSB stockholders on or about October 22, 2021. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor and KVSB, including the satisfaction of closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Contacts

Nextdoor Media Relations: press@nextdoor.com

Nextdoor Investor Relations: ir@nextdoor.com or visit investors.nextdoor.com

Khosla Ventures: information@khoslaventures.com